

July 9, 2020

**<u>Via Federal Express</u>**

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC  20549-0001

*Re:*     ***Cboe EDGX Exchange, Inc.***
          ***Form 1 Amendment***

Dear Ms. Marshall:

On behalf of Cboe EDGX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission.  Please do not hesitate to contact me if you have any questions or require anything further.


Sincerely,

*Kyle Murray*

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 2:00pm on 07/09/21


Enclosure

---

[1] See Attachement for a comprehensive list of updates to Exhibit F

## <u>Attachment</u>

*Summary of changes made to Exhibit F:*

- See Exhibit F Cover Sheet for additional details regarding changes to our Agreements

*Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.*

| Form 1<br>Page 1<br>Execution Page | U.S. SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br><br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION<br>FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE<br>OR EXEMPTION FROM REGISTRATION PURSUANT TO<br>SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY)<br><br>07/09/21 | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION             ☒ AMENDMENT

1.  State the name of the applicant:  Cboe EDGX Exchange, Inc.

2.  Provide the applicant's primary street address (Do not use a P.O. Box):
    400 South LaSalle Street
    Chicago, Illinois 60605

    21000548

3.  Provide the applicant's mailing address (if different):

4.  Provide the business telephone and facsimile number:
    (913) 815-7000                                  (913) 815-7119
    (Telephone)                                     (Facsimile)

5.  Provide the name, title and telephone number of a contact employee:
    Kyle Murray          VP, Associate General Counsel,   Cboe EDGX Exchange, Inc.    (913) 815-7121
    (Name)                          (Title)                              (Telephone Number)

6.  Provide the name and address of counsel for the applicant:
    Pat Sexton
    400 S. LaSalle Street
    Chicago, IL 60605

7.  Provide the date that applicant's fiscal year ends:  December 31

8.  Indicate legal status of the applicant:  __X__ Corporation  _____ Sole Partnership  _____ Partnership
    _____ Limited Liability Company  _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation:  Delaware/United States of America
    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

**EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date:        07/09/21                                  Cboe EDGX Exchange, Inc.
        (MM/DD/YY)                                      (Name of Applicant)

By: *Kyle Murray*   [signature executed at 2:00pm on 07/09/21]      Kyle Murray, VP, Associate General Counsel
    (Signature)                                        (Printed Name and Title)
Subscribed and sworn before me this __see header__ day of _see header__, __see header___ by ___see header____
                                    (Month)        (Year)        (Notary Public)
My Commission expires ___see header_____ County of __see header_____ State of see header

**This page must always be completed in full with original, manual signature and notarization.**

**Affix notary stamp or seal where applicable.**

## Exhibit F

**Exhibit Request:**

A complete set of all forms pertaining to:

1.      Application for membership, participation or subscription to the entity,

2.      Application for approval as a person associated with a member, participant or subscriber of the entity, and

3.      Any other similar materials.

**Response:**

Attached please find the following documents which have recently been added or updated:

1.      Member/TPH Modification Form:  original document

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

# Member/TPH Modification Form

**MODIFICATION DOCUMENT** – This form is to be completed by a current Member and/or Trading Permit/Privilege Holder ("TPH") for the types of changes described below. Additional documentation may need to be submitted depending on the change. An executed version of this Form can be delivered via email to MembershipServices@cboe.com

## GENERAL INFORMATION

| Firm Name: | |
|---|---|
| CRD Number: | NFA Number: |

### CONTACT

| Name: | Email: |
|---|---|
| Title: | Phone: |

## CBOE EXCHANGE, INC. (CBOE (C1) OPTIONS)

### BUSINESS ACTIVITY(IES)

| ☐ Add ☐ Remove | **Floor Access:** ☐ Associated with Floor Broker ☐ Market Maker |
|---|---|

### ELECTRONIC ACCESS

| ☐ Add ☐ Remove | ☐ Electronic Execution ☐ Market Maker ☐ Proprietary Trading ☐ Order Service Firm<br>☐ Transact Business w/the Public ☐ Other-Specify: _____<br>☐ Clearing Firm: ☐ RTH and/or ☐ GTH |
|---|---|
| ☐ Add ☐ Remove | ☐ Electronic Execution ☐ Market Maker ☐ Proprietary Trading ☐ Order Service Firm<br>☐ Transact Business w/the Public ☐ Other-Specify: _____<br>☐ Clearing Firm: ☐ RTH and/or ☐ GTH |

### RESPONSIBLE PERSON(S)

The Responsible Person must be a United States based officer, director or management-level employee of the TPH, who is responsible for the direct supervision and control of Associated Persons of the TPH. Each Responsible Person must sign an Cboe Individual Consent to Jurisdiction and hold the appropriate qualification examinations and registrations [e.g., TP (Series 24)] on WebCRD. A Responsible Person for a Foreign TPH does not need to be U.S.-based but must be an individual registered in WebCRD.

| ☐ Add<br><br>☐ Remove | Name: | CRD #: |
|---|---|---|
| | Title: | NFA ID: |
| | Phone: | Email: |

| ☐ Add<br><br>☐ Remove | Name: | CRD #: |
|---|---|---|
| | Title: | NFA ID: |
| | Phone: | Email: |

## CBOE C2 EXCHANGE, INC. (C2 OPTIONS)

### BUSINESS CAPACITY(IES)

| ☐ Add ☐ Remove | ☐ Proprietary Trader ☐ Broker ☐ Clearing Participant ☐ Market Maker<br>☐ Transact Business w/the Public |
|---|---|

| | |
|---|---|
| ☐ Add ☐ Remove | ☐ Proprietary Trader ☐ Broker ☐ Clearing Participant ☐ Market Maker <br> ☐ Transact Business w/the Public |

## RESPONSIBLE PERSON(S)

The Responsible Person must be a United States based officer, director or management-level employee of the TPH, who is responsible for the direct supervision and control of Associated Persons of the TPH. Each Responsible Person must sign an C2 Individual Consent to Jurisdiction and hold the appropriate qualification examinations and registrations [e.g., TP (Series 24)] on WebCRD.

| | | | |
|---|---|---|---|
| ☐ Add <br><br> ☐ Remove | Name: | | CRD #: |
| | Title: | | NFA ID: |
| | Phone: | Email: | |
| ☐ Add <br><br> ☐ Remove | Name: | | CRD #: |
| | Title: | | NFA ID: |
| | Phone: | Email: | |

## CBOE FUTURES EXCHANGE, LLC (CFE)

### BUSINESS ACTIVITY(IES)

| | |
|---|---|
| ☐ Add ☐ Remove | ☐ Proprietary Trading Firm ☐ Brokerage Firm ☐ Clearing Firm ☐ Pool Manager |
| ☐ Add ☐ Remove | ☐ Proprietary Trading Firm ☐ Brokerage Firm ☐ Clearing Firm ☐ Pool Manager |

### POOL MANAGER CHANGE

**Applicable to a Pooled Investment Vehicle** - Identify the Pool Manager(s) - operator(s), investment manager(s) or investment advisor(s) of the Pool requiring an update.

| | |
|---|---|
| ☐ Add ☐ Remove | Name: _____NFA #: _____ |
| ☐ Add ☐ Remove | Name: _____NFA #: _____ |

### CHANGE TO EXECUTIVE OFFICER(S)

Identify any changes to Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Compliance Officer, or any equivalent position. Each new officer must complete pages 9-12 of the Organization TPH Application.

| | | | |
|---|---|---|---|
| | | | |
| ☐ Add <br><br> ☐ Remove | Name: | CRD #: | NFA #: |
| | Title: | | |
| | Phone: | Email: | |
| | | | |
| ☐ Add <br><br> ☐ Remove | Name: | CRD #: | NFA #: |
| | Title: | | |
| | Phone: | Email: | |
| | | | |
| ☐ Add <br><br> ☐ Remove | Name: | CRD #: | NFA #: |
| | Title: | | |
| | Phone: | Email: | |

| | | | |
|---|---|---|---|
| ☐ Add | Name: | CRD #: | NFA #: |
| | Title: | | |
| ☐ Remove | Phone: | Email: | |

## CLEARING CHANGE(S)

☐ BZX  ☐ BYX  ☐ EDGA  ☐ EDGX  ☐ BZX OPTIONS  ☐ EDGX OPTIONS  ☐ CBOE OPTIONS  ☐ C2  ☐ CFE

| MPID/EFID | CURRENT CLEARING # | CHANGE TO CLEARING # | NEW CLEARING GUARANTEE ON FILE? | EFFECTIVE DATE (FIRST TRADE) |
|---|---|---|---|---|
| | | | ☐ YES  ☐ NO* | |
| | | | ☐ YES  ☐ NO* | |
| | | | ☐ YES  ☐ NO* | |
| | | | ☐ YES  ☐ NO* | |
| | | | ☐ YES  ☐ NO* | |
| *= a current clearing guarantee is required for all applicable exchanges before a clearing change can be processed | | | | |

_____
Signature of Authorized Officer, Partner or Managing Member


_____
Printed Name


_____
Title


_____
Date